Aleafia Health Inc. to Acquire Emblem Corp. to Create New Medical Cannabis Leader

•	Combination will create Canada’s largest medical cannabis clinic network with access to 40 medical clinics and education centres;
•	Aleafia patients to access Emblem’s differentiated, high margin derivative products including capsules, oils and oral sprays, along with award-winning customer service and eCommerce platform;
•	Regulatory acceleration with Aleafia leveraging Emblem’s Health Canada License to extract and process medical cannabis products and sell them directly to patients;
•	Aleafia to become among national leaders in production capacity (including committed supply agreements);
•	Expansion of Aleafia’s national and global distribution platform;
•	Increased scale of the combined company will enhance its capital markets profile and increase trading liquidity; and
•	Combination results in current cash resources of approximately $70 million.

TORONTO, Dec. 19, 2018 -- Aleafia Health Inc. (TSXV: ALEF) (“Aleafia” or the “Company”) and Emblem Corp. (TSXV: EMC, OTCQX: EMMBF) (“Emblem”) are pleased to announce that they have entered into a definitive agreement (the “Agreement”) under which Aleafia will acquire, by way of a plan of arrangement under the Canada Business Corporations Act, all of Emblem’s issued and outstanding common shares in an all-share transaction currently valued at approximately $173.2 Million (the “Transaction”).

The Agreement calls for Emblem shareholders to receive 0.8377 of an Aleafia common share (each whole share, an “Aleafia Share”) in exchange for each Emblem common share (each, an “Emblem Share”), representing the equivalent of $1.21 per Emblem Share and a premium of 27.0% based on the closing prices of Aleafia and Emblem Shares on the TSX Venture Exchange (“TSXV”) on December 18, 2018. When the Transaction is completed, it is expected that existing Aleafia and Emblem shareholders will own approximately 59.0% and 41.0% of Aleafia, respectively, on a fully diluted in-the-money basis. The Transaction has been unanimously approved by Emblem’s Special Committee and Board of Directors.

Transaction Highlights

The proposed Transaction creates a new Canadian medical cannabis leader. It will operate the country’s largest national clinic network and enjoy improved operational scale with planned annual capacity of approximately 138,000 kg (including committed supply agreements), Canadian and expanded global distribution, and a robust branding and product development platform. Aleafia intends to capitalize on high growth opportunities and leverage international expansion across four verticals: Cannabis Production, Health and Wellness, Cannabis Education and the Consumer Experience.

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The Leading Canadian Clinic Network: Combining Canabo Medical Clinic and GrowWise Health creates the leading Canadian clinic network with access to 40 national medical clinics and education centres that have served almost 60,000 patients, with increases in patient visits and referrals since October 17, 2018. In addition, Aleafia will be able to leverage Emblem’s extraction, and product innovation to, for the first time, sell high-margin medical cannabis directly to Aleafia’s patient base.

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High-Margin, Highly Differentiated Medical Product Portfolio: Aleafia’s patient base will enjoy access to Emblem’s differentiated, high margin derivative products including capsules, oils and oral sprays, with among industry leading recognized revenue per gram rates. Patients will also access Emblem’s award-winning customer service, schedule home delivery and eCommerce platform.

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Scaled Production Capacity and Leading Supply: Aleafia will be a leading licensed producer of cannabis with approximately 138,000 kg of production and supply across three Ontario facilities and the industry’s largest LP to LP cannabis supply agreement.

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National and Global Distribution Platform: Aleafia expects to leverage Emblem’s approval to supply to the Provinces of Ontario, Saskatchewan, British Columbia and Alberta; national medical distribution through Shoppers Drug Mart; and national retail distribution through Fire & Flower, Starbuds and the emerging OnePlant network. In addition, through Emblem’s joint venture with German pharmaceutical wholesaler Acnos Pharma GmbH, Aleafia expects to access the world’s largest medical cannabis market serving more than 82 million people, with access to approximately 20,000 pharmacies, along with access to Australia’s burgeoning medical cannabis market upon completion of Aleafia’s previously announced transaction with CannaPacific Pty Ltd.

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Industry Leading Adult-use Brands: Complementing Aleafia’s adult-use strategy via the transactions with Serruya Private Equity, Aleafia will leverage Emblem’s flagship brand Symbl, which is ranked one of the top selling recreational brands.

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Focus on Product Development: Aleafia will build on Emblem’s product development success. Based out of Emblem’s state-of-the-art Product Innovation Centre, product development will focus on potential innovations in high- margin, branded beverages, edibles, vape pens, topicals and concentrates for the medical and adult-use markets.

•	Improved Capital Markets Profile: Aleafia will be a leading licensed producer appealing to a broader shareholder base, with greater access to capital and improved trading liquidity.
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Robust Cash Position: Aleafia and Emblem currently have access to a combined CAD $69.9 million in cash, to be used for continued product innovation and brand building, construction and development of their cultivation facilities and outdoor grow operations, to support expansion efforts and to pursue strategic opportunities and investments that maximize shareholder value.

“The Emblem acquisition rapidly accelerates the execution of Aleafia’s strategy to become a vertically integrated, diversified cannabis company. It is difficult to overstate the significance of securing the highest quality medicine for our patients and Aleafia,” said Aleafia Health CEO Geoffrey Benic. “Emblem’s product leadership in the medical and adult-use sectors and highly coveted supply agreements will perfectly complement Aleafia’s cannabis production and clinic operations. This is a transformative transaction that positions Aleafia as a global cannabis leader.”

“Emblem’s patient-focused product portfolio and strength in patient education, conversion and retention through GrowWise will be further bolstered by the patient acquisition capabilities of Aleafia’s Canabo clinics. The combination of the companies will form a fully integrated market leader in the medical cannabis sector, with industry leading patient counts, and the ability to immediately capitalize on full revenue potential,” said Emblem CEO Nick Dean. “Furthermore, our renowned national brands, robust footprint in emerging value-added products, and strong domestic and international growth opportunities, will cement our position of strength in this highly competitive market.”

Additional Transaction Details

The Transaction will be effected by way of a court-approved plan of arrangement completed under the Canada Business Corporations Act and will require approval by at least 66 2/3% of the votes cast by the shareholders of Emblem present in person or by proxy at a special meeting of Emblem shareholders.

Upon completion of the Transaction, two (2) independent directors of Emblem will be appointed to serve on the board of directors of Aleafia, being Daniel Milliard and Loreto Grimaldi who will replace two (2) directors of Aleafia.

The Agreement includes customary provisions including reciprocal non-solicitation provisions, subject to the right of each of Emblem and Aleafia to accept a superior proposal/competing transaction in certain circumstances, with both Emblem and Aleafia having a seven (7) business day right to match any such superior proposal/competing transaction for the other party. The Agreement also provides for reciprocal termination fees of $10 million if the Transaction is terminated in certain specified circumstances.

In addition to shareholder approvals, the Transaction is subject to the receipt of certain regulatory, court and stock exchange approvals, the obtaining of material consents / waivers and the satisfaction of other conditions customary in transactions of this nature.

Aleafia has entered into support and voting agreements with each of Emblem’s directors, Emblem’s CEO and CFO, along with additional shareholders who have agreed to support and vote for the Transaction and who represent in aggregate approximately 11.8% of the outstanding Emblem shares.

It is expected that holders of Emblem options will receive replacement Aleafia options (on the same terms as the Emblem options), and holders of Emblem warrants will receive, upon exercise, the same consideration they would have received as if they were Emblem shareholders at the closing of the Transaction.

Aleafia and Emblem have also entered into an agreement with a holder representing 69.44% of the principal amount of Emblem’s convertible debentures pursuant to which such holder has agreed not to accept any change of control offer to the extent one is made, and the parties have agreed to use their commercially reasonable efforts to amend the trust indenture to amend the change of control provisions such that they do not apply to the Transaction, and to reduce the conversion price from $2.30 to $2.00.

Further information regarding the Transaction will be included in the information circular that Emblem will prepare, file, and mail in due course to its shareholders in connection with its special meeting to be held to consider the Transaction which is expected to occur before March 8, 2019. The Agreement will be filed on the SEDAR profiles of Emblem and Aleafia on the SEDAR website at www.sedar.com.

Emblem Board of Director’s Recommendations

The board of directors of Emblem (the “Emblem Board”) has unanimously determined, after receiving the unanimous recommendation of its Special Committee and financial and legal advice, that the consideration to be received by the Emblem shareholders is fair from a financial point of view and that the Arrangement is in the best interests of Emblem and its security holders, and the Emblem Board unanimously recommends that the Emblem shareholders vote in favour of the Transaction.

The Emblem Board and its Special Committee have each obtained a fairness opinion from Eight Capital and Echelon Wealth Partners Inc., respectively, that, as of the date of the opinions, and subject to the assumptions, limitations, and qualifications on which such opinions are based, the consideration to be received by Emblem shareholders pursuant to the Agreement is fair, from a financial point of view, to the Emblem shareholders.

Legal and Financial Advisors

Gowling WLG (Canada) LLP is acting as legal counsel to Aleafia. Deloitte advised Aleafia on financial due diligence. Mackie Research Capital Corporation is acting as financial advisor to Aleafia. In addition to other fees and expenses payable to Mackie, Aleafia is required to pay a success fee (the “Success Fee”) to Mackie upon closing of the Transaction equal to 2.0% of the aggregate fair market value of the share consideration issuable by Aleafia to Emblem’s shareholders and the amount of net debt of Emblem (as of its most recent balance sheet prior to the closing of the Transaction, and calculated as the sum of the long term debt and debentures) which is assumed or acquired by Aleafia, or retired or otherwise extinguished in connection with the Transaction (expected to be $30.5 million). The Success Fee is payable in common shares of Aleafia subject to acceptance of the TSX Venture Exchange.

Dentons Canada LLP is acting as legal counsel to Emblem. Eight Capital is acting as financial advisor to Emblem and Echelon Wealth Partners Inc. is acting as financial advisor to the Special Committee. Eight Capital and Echelon Wealth Partners Inc. have each provided a fairness opinion to the Emblem Board and the Special Committee, respectively.

Conference Call and Slide Presentation

Aleafia and Emblem will hold a webcast conference call, including a slide presentation, to discuss the Transaction.

Date: Wednesday December 19, 2018

Time: 8:30am (Toronto Time)

USA/Canada Toll-Free Participant Call-in: (866) 679-9046; Passcode: 9579635

International Toll-Free Participant Call-in: (409) 217-8323; Passcode: 9579635

Webcast Link: https://edge.media-server.com/m6/p/4pcbtcdd

This conference call will be webcast live over the internet and can be accessed through the link provided. Audio of the call will be available to participants through both the conference call line and webcast, however questions to management may only be submitted via the webcast.

For Additional Information and Support:

Aleafia Health Inc.	Emblem Corp.

Nicholas Bergamini	Morgan Cates
VP Public Affairs, Aleafia Health Inc.	H+K Strategies
416-860-5665	416-413-4649
ir@aleafiainc.com	morgan.cates@hkstrategies.ca

Alex Stojanovic
Chief Financial Officer, Emblem Corp.
647-748-9696
investors@emblemcorp.com

About Aleafia Health Inc.

Aleafia is a leading, vertically integrated cannabis company with major cannabis cultivation & processing and medical cannabis clinics business operations. Aleafia owns two cannabis cultivation facilities, one of which is licensed and fully operational and one which will be fully operational in early 2019. Aleafia will reach a fully-funded annual growing capacity of 98,000 kg in 2019. Canabo Medical Clinics are the largest brick and mortar medical cannabis clinic network in Canada with 22 locations and over 50,000 patients.

About Emblem Corp.

Emblem is a fully integrated cannabis company focused on driving shareholder value through product innovation, brand relevance, and access to patient and consumer channels. Through its wholly-owned subsidiary Emblem Cannabis Corporation, Emblem is licensed to cultivate, process, and sell cannabis and cannabis derivatives in Canada under the Cannabis Act. Emblem’s state-of-the-art indoor cannabis cultivation facility and Product Innovation Centre is located in Paris, Ontario. Emblem is also the parent company of GrowWise Health Limited, one of Canada’s leading cannabis education services. Emblem trades under the ticker symbol EMC on the TSX Venture Exchange.

For more information, please visit www.emblemcorp.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements:

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to accretive earnings, anticipated revenue and costs synergies associated with the acquisition of Emblem, statements with respect to internal expectations, estimated margins, expectations for future growing capacity, costs and opportunities, the effect of the transaction on the combined company and its strategy going forward, expectations for receipt of licenses to cultivate, process or distribute medical cannabis in Federally legal markets, the completion of any capital project or expansions, the expectations with respect to future production costs, the anticipated timing for the special meeting of Emblem shareholders and closing of the Transaction; the consideration to be received by shareholders, which may fluctuate in value due to Aleafia common shares forming the consideration; the satisfaction of closing conditions including, without limitation (i) required Emblem shareholder approval; (ii) necessary court approval in connection with the plan of arrangement, (iii) Aleafia obtaining the necessary approvals from the TSX Venture Exchange for the listing of securities in connection with the Transaction; and (iv) other closing conditions, including, without limitation, obtaining certain consents, the operation and performance of the Emblem and Aleafia businesses in the ordinary course until closing of the Transaction and compliance by Emblem and Aleafia with various covenants contained in the Agreement. In particular, there can be no assurance that the Transaction will be completed. Forward looking statements are based on certain assumptions regarding Emblem and Aleafia, including expected growth, results of operations, performance, industry trends and growth opportunities. While Emblem and Aleafia consider these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the medical and adult-use marijuana markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical and adult-use marijuana industries generally; income tax and regulatory matters; the ability of Aleafia and Emblem to implement their business strategies; competition; crop failure/conditions; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Emblem and Aleafia disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. This news release has been approved by the Board of Directors of each of Aleafia and Emblem. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in Emblem’s and Aleafia’s public filings and material change reports that will be filed in respect of this Transaction which are and will be available on SEDAR.